Erin Leonard Events LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	28,023.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	1,840.00
Customer billed expenses Reimbursable	4,485.46
Lawsuit AR	-5,610.00
Accounts Payable (A/P)	5,074.48
Credit Cards:AMX - Erin	635.30
Income Tax Payable - FED:2019	0.00
PPP Loan Proceeds	0.00
Team Reimbursements Payable:Contractor Expense Reimbursements Due	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**6,425.24**
Net cash provided by operating activities	**$34,449.14**
INVESTING ACTIVITIES	
Fixed Assets:Computer	-44.26
Net cash provided by investing activities	**$ -44.26**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Owner's Equity:Owner's Contributions	13,091.00
Owner's Equity:Owner's Withdrawals	-40,305.64
Net cash provided by financing activities	**$ -27,214.64**
NET CASH INCREASE FOR PERIOD	**$7,190.24**
Cash at beginning of period	7,019.50
CASH AT END OF PERIOD	**$14,209.74**